

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

December 23, 2015

Ho Kang-Wing
Chief Executive Officer
TransAKT Ltd.
Unit 8, 3/F., Wah Yiu Industrial Centre
30-32 Au Pui Wan Street, Fo Tan, N.T. Hong Kong

> **Re:** **TransAKT Ltd.**
> **Amendment No. 1 to Preliminary Information Statement on Schedule 14C**
> **Filed December 21, 2015**
> **File No. 000-50392**

Dear Mr. Ho Kang-Wing:

We have reviewed your December 21, 2015 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by amending your filing or by advising us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

General

1. We note your response to our prior comment that 21 individuals provided the votes for written consent. Please describe the events that led to your receipt of the written consents and provide a detailed legal analysis of the basis on which you concluded that the process of obtaining the consents did not involve a solicitation within the meaning of Exchange Act Rule 14a-1(l).

Please contact Emily Drazan, Attorney-Adviser, at (202) 551-3208, or Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications

cc: Yam Chi-Wah
        TransAKT Ltd.